SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cyclacel Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

23254L603
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23254L603	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Acorn Bioventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,815,146 *
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,815,146 *
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,815,146 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% **
12	TYPE OF REPORTING PERSON PN

*	Includes (i) 669,854 warrants (the “Warrants”), which are exercisable for shares of common stock, but pursuant to the terms of the Warrants a blocker provision limits the number of Warrants exercisable for shares of common stock to the extent such exercise would allow the percentage of common stock held directly to exceed 9.99% (the “Warrant Blocker Provision”), and (ii) 1,188,725 shares of common stock into which 237,745 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) are convertible at the option of the holder, which Series B Preferred Stock is also subject to a blocker provision limiting the number of shares of Series B Preferred Stock that are convertible to the extent such conversion would allow the percentage of common stock held directly to exceed 9.99% (the “Preferred Stock Blocker Provision”, together with the Warrant Blocker Provision, the “Blocker Provisions”).

**	The percentage of class was calculated based on 12,539,189 shares of the Issuer’s common stock, par value $0.001 per share, as of November 7, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2022. The percentage reported is capped at 9.99% as a result of the Blocker Provisions.

CUSIP No. 23254L603	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Acorn Capital Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,815,146 *
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,815,146 *
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,815,146 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% **
12	TYPE OF REPORTING PERSON OO

*	Includes (i) 669,854 Warrants, which are exercisable for shares of common stock, but pursuant to the terms of the Warrants the Warrant Blocker Provision limits the number of Warrants exercisable for shares of common stock to the extent such exercise would allow the percentage of common stock held directly to exceed 9.99%, and (ii) 1,188,725 shares of common stock into which 237,745 shares of Series B Preferred Stock are convertible at the option of the holder, which Series B Preferred Stock is also subject to the Preferred Stock Blocker Provision limiting the number of shares of Series B Preferred Stock that are convertible to the extent such conversion would allow the percentage of common stock held directly to exceed 9.99%.

**	The percentage of class was calculated based on 12,539,189 shares of the Issuer’s common stock, par value $0.001 per share, as of November 7, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Commission on November 10, 2022. The percentage reported is capped at 9.99% as a result of the Blocker Provisions.

CUSIP No. 23254L603	13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Anders Hove
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,815,146 *
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,815,146 *
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,815,146 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% **
12	TYPE OF REPORTING PERSON IN

*	Includes (i) 669,854 Warrants, which are exercisable for shares of common stock, but pursuant to the terms of the Warrant Blocker Provision limits the number of Warrants exercisable for shares of common stock to the extent such exercise would allow the percentage of common stock held directly to exceed 9.99%, and (ii) 1,188,725 shares of common stock into which 237,745 shares of Series B Preferred Stock are convertible at the option of the holder, which Series B Preferred Stock is also subject to the Preferred Stock Blocker Provision limiting the number of shares of Series B Preferred Stock that are convertible to the extent such conversion would allow the percentage of common stock held directly to exceed 9.99%.

**	The percentage of class was calculated based on 12,539,189 shares of the Issuer’s common stock, par value $0.001 per share, as of November 7, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Commission on November 10, 2022. The percentage reported is capped at 9.99% as a result of the Blocker Provisions.

CUSIP No. 23254L603	13G/A	Page 5 of 8 Pages

Item 1(a).	Name of Issuer.

Cyclacel Pharmaceuticals, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices.

200 Connell Drive, Suite 1500 Berkeley Heights, New Jersey 07922

Item 2(a).	Name of Person Filing.

This statement is filed by:

(i) Acorn Bioventures, L.P. (“Acorn”);
(ii) Acorn Capital Advisors GP, LLC (“Acorn GP”), which is the sole general partner of Acorn; and
(iii) Anders Hove (“Hove”), who is the manager of Acorn GP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	Address of Principal Business Office.

The address of the principal business office of each of the Reporting Persons is 420 Lexington Avenue, Suite 2626, New York, New York 10170.

Item 2(c).	Place of Organization.

Acorn is a Delaware limited partnership. Acorn GP is a Delaware limited liability company. Hove is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities.

Common stock, $0.001 par value per share (the "Common Stock")

Item 2(e).	CUSIP Number.

23254L603

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No. 23254L603	13G/A	Page 6 of 8 Pages

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:)____________________________________________

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentage of class was calculated based on 12,539,189 shares of Common Stock, as of November 7, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Commission on November 10, 2022. The percentage reported is capped at 9.99% as a result of the Blocker Provisions.

Acorn GP is the general partner of Acorn and may be deemed to beneficially own the shares of Common Stock beneficially owned by Acorn.

Hove, in his capacity as the manager of Acorn GP, may be deemed to beneficially own the shares beneficially owned by Acorn.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 23254L603	13G/A	Page 7 of 8 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 23254L603	13G/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 26, 2023
ACORN BIOVENTURES, L.P.
By: ACORN CAPITAL ADVISORS GP, LLC, its General Partner
	By:	/s/ Anders Hove
	Name:	Anders Hove
	Title:	Manager

ACORN CAPITAL ADVISORS GP, LLC
	By:	/s/ Anders Hove
	Name:	Anders Hove
	Title:	Manager

ANDERS HOVE
/s/ Anders Hove